American Lithium Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended August 31, 2024 and 2023

(Expressed in Canadian Dollars)

American Lithium Corp.

2

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

3

American Lithium Corp.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars  - unaudited)

	Notes	Saturday, August 31, 2024	February 29, 2024
		$	$
Assets
Current assets
Cash and cash equivalents	4	5,726,605	11,889,416
Short-term investment	5	2,081,020	4,451,480
Amounts receivable		38,465	616,042
Prepaid expenses and deposits		1,733,684	2,482,159
		9,579,774	19,439,097

Non-current assets
Investment in Surge Battery Metals Inc.	6	1,351,881	1,828,201
Reclamation deposits	7	589,557	593,009
Property and equipment	8	1,052,516	1,174,268
Right-of-use assets	9	81,929	100,835
Exploration and evaluation assets	10	150,459,421	150,459,421
		153,535,304	154,155,734
Total assets		163,115,078	173,594,831

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	1,383,790	2,174,324
Deferred revenue	6	-	60,000
Current portion of deferred gain on short-term investment	5	842,286	842,286
Current portion of lease liabilities	9	41,413	39,013
		2,267,489	3,115,623

Non-current liabilities
Deferred gain on short-term investment	5	631,714	1,052,857
Lease liabilities	9	56,582	77,906
		688,296	1,130,763
Total liabilities		2,955,785	4,246,386

Equity
Share capital	11	274,010,125	273,823,462
Equity reserves	11	57,826,455	54,145,037
Deficit		(172,234,425)	(159,171,337)
Accumulated other comprehensive income		557,138	551,283
		160,159,293	169,348,445
Total liabilities and equity		163,115,078	173,594,831

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on October 11, 2024:

/s/ Claudia Tornquist	/s/ G.A. (Ben) Binninger
Claudia Tornquist, Director	G.A. (Ben) Binninger, Director

4

American Lithium Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars  - unaudited)

		Three months ended		Six months ended
	Notes	Saturday, August 31, 2024	Thursday, August 31, 2023	Saturday, August 31, 2024	Thursday, August 31, 2023
		$	$	$	$
Operating expenses
Conferences and tradeshows		19,207	73,176	72,111	159,853
Consulting and employment costs		200,434	193,306	398,029	410,407
Depreciation	8,9	69,917	30,554	140,463	59,195
Exploration and evaluation expenditures	10	1,774,582	5,394,032	3,525,323	10,129,231
Foreign exchange loss		21,680	183,164	1,956	227,997
General and administrative		54,149	109,486	185,065	185,203
Insurance		348,130	377,518	695,683	772,558
Interest - lease obligations	9	3,133	5,986	6,548	12,591
Management and directors fees	12	476,500	516,750	978,250	1,033,500
Marketing		28,420	1,230,455	233,135	1,464,574
Professional fees		151,061	212,192	716,049	640,714
Regulatory and transfer agent fees		49,961	75,070	117,583	133,388
Share-based compensation	11,12	1,826,889	4,104,968	3,857,239	8,782,295
Travel		1,896	37,095	6,063	98,688
		5,025,959	12,543,752	10,933,497	24,110,194

Other items
Advisory fee income	6	-	60,000	60,000	60,000
Deferred gain recognition	6	210,572	-	421,143	-
Interest and miscellaneous income		89,932	293,325	236,046	734,144
(Loss) gain on short-term investment	5	(885,740)	1,684,571	(2,370,460)	1,684,571
Share of loss from equity investment in Surge Battery Metals Inc.	6	(228,385)	(60,878)	(434,066)	(60,878)
Dilution loss on investment in Surge Battery Metals Inc.	6	(30,904)	(14,271)	(42,254)	(14,271)

Net loss for the period		(5,870,484)	(10,581,005)	(13,063,088)	(21,706,628)

Other comprehensive income (loss)
Foreign currency translation adjustment		(180,580)	1,978	5,855	5,186

Comprehensive loss for the period		(6,051,064)	(10,579,027)	(13,057,233)	(21,701,442)

Basic and diluted loss per share		(0.03)	(0.05)	(0.06)	(0.10)

Weighted average number of common shares outstanding - basic and diluted		217,579,917	214,650,834	217,674,662	214,490,219

5

American Lithium Corp.
Condensed Interim Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars  - unaudited)

		Three months ended		Six months ended
	Notes	Saturday, August 31, 2024	Thursday, August 31, 2023	Saturday, August 31, 2024	Thursday, August 31, 2023
		$	$	$	$
OPERATING ACTIVITIES
Net loss for the period		(5,870,484)	(10,581,005)	(13,063,088)	(21,706,628)
Items not affecting cash and cash equivalents:
Depreciation	8,9	69,915	30,554	140,463	59,195
Interest - lease obligations	9	3,133	5,986	6,548	12,591
Share-based compensation	11,12	1,826,889	4,104,968	3,857,239	8,782,295
Deferred gain on short-term investment	6	(210,572)		(421,143)
(Loss) gain on short-term investment	5	885,740	(1,684,571)	2,370,460	(1,684,571)
Share of loss from equity investment in Surge Battery Metals Inc.	6	228,385	60,878	434,066	60,878
Dilution loss on investment in Surge Battery Metals Inc.	6	30,904	14,271	42,254	14,271
Accrued interest receivable		119,237	309,843	-	181,690

Changes in non-cash working capital items:
Amounts receivable		(45,870)	(43,691)	581,802	(54,947)
Prepaid expenses and deposits		(476,565)	402,583	(4,225)	(200,369)
Accounts payable and accrued liabilities		387,827	537,931	(41,864)	761,083
Deferred revenue		-	180,000	(60,000)	180,000
Cash used in operating activities		(3,051,461)	(6,662,253)	(6,157,488)	(13,594,512)

INVESTING ACTIVITIES
Exploration and evaluation assets expenditures		-	(201,645)	-	(201,645)
Redemption of guaranteed investment certificates		-	21,462,507	-	33,563,808
Purchase of guaranteed investment certificates		-	-	-	(7,257,649)
Investment in Surge Battery Metals Inc.		-	(5,360,000)	-	(5,360,000)
Purchase of equipment	8	-	(78,404)	-	(228,617)
Cash provided by investing activities		-	15,822,458	-	20,515,897

FINANCING ACTIVITIES
Stock options exercised		-	-	-	801,908
Warrants exercised		-	29,085	10,842	45,801
Repayment of lease liabilities	10	(12,736)	(20,185)	(25,472)	(44,571)
Cash (used) provided by financing activities		(12,736)	8,900	(14,630)	803,138

Effect of foreign exchange on cash and cash equivalents		(174,199)	84,246	9,307	89,926

Change in cash and cash equivalents during the period		(3,238,396)	9,253,351	(6,162,811)	7,814,449
Cash and cash equivalents, beginning of period		8,965,001	10,546,864	11,889,416	11,985,766

Cash and cash equivalents, end of period		5,726,605	19,800,215	5,726,605	19,800,215

Supplementary cash flow disclosures (Note 16)

6

American Lithium Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

		Number of Shares	Share Capital	Equity Reserves	Deficit	Accumulated Other Comprehensive Income	Total
	Notes	#	$	$	$	$	$
Balance as at February 28, 2023 (restated) (1)		214,088,980	261,911,478	49,215,413	(119,267,247)	530,423	192,390,067

Share-based compensation	11	-	-	8,782,295	-	-	8,782,295
Stock options exercised	11	540,600	1,363,257	(561,349)	-	-	801,908
Stock options expired	11	-	79,357	(33,556)	-	-	45,801
Warrants exercised	11	26,234	-	-	-	-	-
Loss for the period		-	-	-	(21,706,628)	-	(21,706,628)
Foreign currency translation adjustment		-	-	-	-	5,186	5,186
Balance as at August 31, 2023 (restated) (1)		214,655,814	263,354,092	57,402,803	(140,973,875)	535,609	180,318,629

Share-based compensation	11	-	-	7,211,384	-	-	7,211,384
Restricted share units vested	11	2,900,000	10,469,000	(10,469,000)			-
Warrants exercised	11	73	370	(150)	-	-	220
Loss for the period		-	-	-	(18,197,462)	-	(18,197,462)
Foreign currency translation adjustment		-	-	-	-	15,674	15,674
Balance as at February 28, 2024		217,555,887	273,823,462	54,145,037	(159,171,337)	551,283	169,348,445

Share-based compensation	11	-	-	3,857,239	-	-	3,857,239
Restricted share units vested	11	225,000	171,000	(171,000)	-	-	-
Warrants exercised	11	3,614	15,663	(4,821)	-	-	10,842
Loss for the period		-	-	-	(13,063,088)	-	(13,063,088)
Foreign currency translation adjustment		-	-	-	-	5,855	5,855
Balance as at August 31, 2024		217,784,501	274,010,125	57,826,455	(172,234,425)	557,138	160,159,293

(1) The opening balances of "Equity Reserves" and "Deficit" were changed to reflect the accounting policy change indicated in Note 3 of the Consolidated Financial Statements for the year end ended February 29, 2024.

7

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

American Lithium Corp. (the "Company") was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition, and exploration of mineral interests in the United States of America and Peru. The Company's head office is located at 710 - 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada. The Company's common shares are listed for trading on Tier 2 of the TSX Venture Exchange (the "Exchange") under the symbol "LI", the NASDAQ exchange under the symbol "AMLI", and on the Frankfurt Stock Exchange under the symbol "5LA".

The Company is in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at August 31, 2024, the Company had a working capital position of $7,312,285 (February 28, 2024 - $16,323,474), and for the six months ended August 31, 2024, incurred a net loss of $13,063,088 (August 31, 2023 - $21,706,628). Furthermore, as at August 31, 2024, the Company had an accumulated deficit of $172,234,425 (February 29, 2024 - $159,171,337), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing. Though the Company has raised financing in the past, there is no guarantee that it will be able to in the future. As at August 31, 2024, management believes that the Company has sufficient working capital to meet the Company's obligations over the ensuing twelve-month period from the date of the statement of financial position.

2. BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34, "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

Certain accounts have been reclassified to be consistent with the current period classification.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on October 11, 2024.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow disclosure.

8

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

2. BASIS OF PRESENTATION (continued)

The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted. The Canadian dollar is also the functional currency of the Company and its subsidiaries, except for Macusani Yellowcake S.A.C. and Macusani Uranium S.A.C. where the functional currency is the United States dollar.

Principles of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holdings Corp.	British Columbia, Canada
Big Smoky Holdings, Inc.	Nevada, USA
Tonopah Lithium Corp.	Nevada, USA
Maran Ventures Ltd. ("Maran")	Nevada, USA
Plateau Energy Metals Inc. ("Plateau")	Ontario, Canada
Macusani Yellowcake S.A.C.	Peru
Macusani Uranium S.A.C.	Peru

All intercompany transactions, balances, revenue and expenses are eliminated on consolidation. During the year ended February 28, 2023, the Company amalgamated 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd., and 4286128 Nevada Corp. as one company under Tonopah Lithium Corp. In addition, the Company amalgamated Big Smoky Holdings Corp. as one company under American Lithium Holdings Corp.

Subsidiaries are entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

3. MATERIAL ACCOUNTING POLICY INFORMATION

These condensed interim consolidated financial statements do not include all the information required of the audited annual consolidated financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in the financial position and performance of the Company since the end of the last annual reporting period. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the year ended February 29, 2024. Therefore, it is recommended that these condensed interim consolidated financial statements be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended February 29, 2024 and February 28, 2023.

9

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Judgements and estimates

The preparation of annual consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The results of estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The key areas of judgement and estimation impacting these consolidated financial statements are as follows:

Carrying value of exploration and evaluation assets

  The Company's exploration and evaluation assets represent its most significant asset on the statement of financial position. The Company's management applies its judgement, using facts and circumstances available at the time, to determine whether the exploration and evaluation asset value may be realized. For each of its projects, the Company reviews its right to the claims/concessions, future plans and exploration or development progress to determine if it should test the respective projects for impairment. There is significant judgement involved in determining if a project shows impairment indicators that may impact the carrying value of exploration and evaluation assets.

Valuation of share-based compensation awards

  Stock options are valued using the Black-Scholes option pricing model with inputs that can significantly impact the calculated value. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.

Valuation of common shares and common share purchase warrants received from investment in Surge Battery Metals Inc. (note 6)

  The Company's investment in Surge Battery Metals Inc. required the use of the Black-Scholes option pricing model to determine the discount for lack of marketability applied to the initial value of the Surge common shares and to value the Surge common share purchase warrants. Typical inputs into the Black-Scholes option pricing model include: exercise price, historical volatility, time to expiration and risk-free discount rates. Historical volatility and risk-free discount rates in particular require judgement around the reference period or benchmark rate used as inputs into the Black-Scholes option pricing model.
10

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Determination of significant influence

  The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company's control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. As at August 31, 2024, the Company determined it has significance influence in Surge Battery Metals Inc. (note 6).

Accounting pronouncements not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from 1 January 2027. Companies are permitted to apply IFRS 18 before that date.

The Company has performed an assessment of new standards issued by the IASB that are not yet effective and has determined that any standards that have been issued would have no or very minimal impact on the Company's condensed interim consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

	August 31, 2024	February 29, 2024
	$	$

Cash held in banks	1,443,614	2,082,134
Redeemable guaranteed investment certificates	4,282,991	9,807,282
	5,726,605	11,889,416

The Company's cash and cash equivalents include an aggregate of $4,282,991 in redeemable guaranteed investment certificates ("GICs") including accumulated interest from Canadian financial institutions, which earn interest at rates ranging from 4.40% - 5.70% per annum and mature between October 24, 2024, and January 10, 2025.

The Company's GICs that are included in cash and cash equivalents are fully redeemable without a loss of accumulated interest.

5. SHORT-TERM INVESTMENT

As part of the Company's strategic investment in Surge Battery Metals Inc.'s ("Surge") private placement (note 6), the Company was issued 13,400,000 common share purchase warrants ("Warrants"). The Warrants are exercisable at $0.55 per Warrant for a period of three years from June 9, 2023. The Warrants are financial assets carried at FVTPL and are revalued at each reporting period end.

The following table provides a reconciliation of changes in the carrying value of the Warrants.

11

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

5. SHORT-TERM INVESTMENT (continued)

$
Balance, February 28, 2023	-
Allocated transaction value of Surge's Warrants (note 6)	2,297,143
Deferred gain on Warrants (note 6)	2,526,857
Fair value of Warrants at date of acquisition	4,824,000

Loss on short-term investment for year ended February 29, 2024	(372,520)
Balance, February 29, 2024	4,451,480

Loss on short-term investment for the period ended August 31, 2024	(2,370,460)
Balance, August 31, 2024	2,081,020

The Company determined the fair value of the Surge Warrants at August 31, 2024 was $2,081,020 (February 29, 2024 - $4,451,480) and therefore recognized an unrealized loss/(gain) of $2,370,460 for the six months ended August 31, 2024 (August 31, 2023 - $(1,684,571)).

The fair value of Surge's Warrants at August 31, 2024 was determined using the following inputs:

August 31, 2024
Expected volatility	119%
Risk-free interest rate	3.33%
Spot Price	0.33
Exercise Price	0.55
Time to expiration	1.77 years
Dividend yield	Nil

For the six months ended August 31, 2024, the Company recognized $421,143 (August 31, 2023 - $nil) of the deferred gain on the Surge Warrants recognized on the date of acquisition. The balance of remaining deferred gain at August 31, 2024 was $1,474,000 of which $842,286 is current and $631,714 non-current (February 29, 2024 - $1,895,143). The deferred gain will be recognized over the term of the Warrants.

6. INVESTMENT IN SURGE BATTERY METALS INC.

On June 9, 2023, the Company completed a strategic investment in Surge, a company incorporated in Canada, whose principal business activity is the acquisition, exploration and development of mineral properties in Nevada.

Surge closed the first tranche of a non-brokered private placement financing by issuing 13,400,000 units ("Units") at a price of $0.40 per Unit to the Company for a total transaction value of $5,360,000. Each Unit consists of one common share and one Warrant exercisable at $0.55 per Warrant for a period of three years from the date of issuance and is subject to a 4-month hold.

The allocation of the transaction value to the Surge common shares and Warrants at June 9, 2023 was determined based on the relative fair values of each asset, $3,062,857 and $2,297,143, respectively. The common shares were valued based on the market price of Surge's common shares on the date of the transaction multiplied by a discount for lack of marketability ("DLOM") of 22.6%, determined by utilizing the Black-Scholes option pricing model. The Warrants were valued using Black-Scholes option pricing model with the spot price of the Warrants based on the DLOM price of Surge's common shares to reflect the 4-month hold period.

12

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

6. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

The following Black-Scholes assumptions were utilized to value the discount for lack of marketability on the common shares and the Warrants at June 9, 2023:

	Common Shares	Warrants
	4-month hold
Expected volatility	102%	132%
Risk-free interest rate	4.08%	4.08%
Spot Price	0.62	0.48
Exercise Price	0.62	0.55
Time to expiration	4 months	3 years
Dividend yield	Nil	Nil

The Company determined that the fair value of Surge's Warrants acquired was $4,824,000 at June 9, 2023. Since the fair value of this financial instrument exceeded the Unit offering's allocated transaction value of $2,297,143, and the fair value is not based solely on observable inputs, $2,526,857 was recorded as a deferred gain, which is recognized over the three-year life of the Warrants (note 5).

After initial recognition, the Surge common shares and Warrants are separate financial assets, and therefore are valued separately. The Company determined that, through a combination of its shareholdings and its board representation, has significant influence over Surge on the date of acquisition, and therefore accounts for the investment using the equity method. The Warrants are fair valued at each reporting date (note 5).

As at August 31, 2024, the Company owns 13,400,000 shares of Surge, representing approximately 8.16% ownership of the investee, and has one of the five board of director seats of Surge. The Company also entered into a technical advisory agreement with Surge whereby the Company will have influence on the exploration activities of Surge.

Since Surge's financial statements are typically not publicly available at the time the Company files its financial statements, the share of Surge's results is recognized using a reporting period which is two months prior to that of the Company.

$
Balance, February 28, 2023	-
Allocated transaction value of Surge's common shares	3,062,857
Share of loss for the seven-month period ended December 31, 2023 (1)	(814,238)
Dilution loss on investment in Surge(2)	(420,418)
Balance, February 29, 2024	1,828,201

Share of loss for the six-month period ended June 30, 2024	(434,066)
Dilution loss on investment in Surge(3)	(42,254)
Balance, August 31, 2024	1,351,881

(1) Since the investment in Surge was purchased on June 9, 2023, the share of Surge's loss is only calculated from the date of acquisition to December 31, 2023.

(2) The Company's initial investment in Surge represented 9.73% of the outstanding share capital of Surge, decreasing to 8.37% by the end of the fiscal year which resulted in a dilution loss of $420,418.

(3) For the six months period ended August 31, 2024, the investment in the share capital of Surge, decreased to 8.16% which resulted in a dilution loss of $42,254 (August 31, 2023 - $14,271).

13

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

6. INVESTMENT IN SURGE BATTERY METALS INC. (continued)

The trading price of Surge's common shares on August 31, 2024, was $0.33. The quoted market value of the investment in Surge was $4,422,000.

Surge's unaudited loss and comprehensive loss for the period is as follows:

	Six months ended June 30, 2024	One months ended June 30, 2024
Comprehensive loss for the period (per Surge Financial Statements)	(3,948,263)	(522,939)
Exploration & evaluation expenditures	(1,323,085)	(102,628)
Comprehensive loss for the period (in accordance with ALC's accounting policies)	(5,271,348)	(625,567)

Select information from Surge's statements of financial position is as follows:

	June 30, 2024	December 31, 2023
Current assets	4,988,428	6,800,432

Non-current assets (per Surge Financial Statements)	11,037,382	9,700,672
Exploration & evaluation expenditures	(6,237,146)	(4,914,061)
Non-current assets (In accordance with ALC's accounting policies)	4,800,236	4,786,611
Current liabilities	510,539	201,800

Surge's statements of financial position and statements of loss and comprehensive loss for the period have been adjusted to align Surge's accounting policies with those of the Company, specifically relating to the accounting of exploration and evaluation expenditures.

The Company was appointed as an advisor by Surge to assist in the exploration and development of Surge's Nevada North Lithium Project. The Company has received an upfront fee of $240,000 from Surge in relation to the advisory engagement which covered a period of 12 months starting on June 9, 2023. For the six months period ended August 31, 2024, the Company recognized $60,000 of revenue related to the advisory engagement and $nil of deferred revenue remained on the Company's statement of financial position.

7. RECLAMATION DEPOSITS

As at August 31, 2024, reclamation deposits of $589,557 (February 29, 2024 - $593,009) consisted of a bond recorded at cost and held as security for the State of Nevada, with regard to certain exploration properties described in note 10.

14

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

8. PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Office Equipment	Machinery and Equipment	Vehicles	Leasehold Improvement	Buildings	Land	Total
	$	$	$	$	$	$		$
Cost:
Balance, February 28, 2023	20,844	25,734	-	-	30,959	-	-	77,537
Additions	45,857	81,005	695,413	120,635	-	337,215	76,309	1,356,434
Balance, February 29, 2024 and August 31, 2024	66,701	106,739	695,413	120,635	30,959	337,215	76,309	1,433,971

Accumulated depreciation:
Balance, February 28, 2023	10,081	7,315	-	-	8,256	-	-	25,652
Depreciation for the year	17,892	21,528	122,993	36,594	6,191	28,853	-	234,051
Balance, February 29, 2024	27,973	28,843	122,993	36,594	14,447	28,853	-	259,703
Depreciation for the period	9,520	10,674	69,541	12,064	3,096	16,857	-	121,752
Balance, August 31, 2024	37,493	39,517	192,534	48,658	17,543	45,710	-	381,455

Net book value:
As at February 29, 2024	38,728	77,896	572,420	84,041	16,512	308,362	76,309	1,174,268
As at August 31, 2024	29,208	67,222	502,879	71,977	13,416	291,505	76,309	1,052,516

15

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

As at August 31, 2024, the right of use assets and lease liabilities are as follows:

Right-of-use assets

Office Leases
$
Cost:
Balance, February 28, 2023	312,715
ROU asset adjustment	(123,649)
As at February 29, 2024 and August 31, 2024	189,066

Accumulated Depreciation:
Balance, February 28, 2023	103,887
Depreciation for the year	63,119
Foreign exchange adjustment	(78,775)
As at February 29, 2024	88,231
Depreciation for the year	18,906
As at August 31, 2024	107,137

Net book value:
As at February 29, 2024	100,835
As at August 31, 2024	81,929

Depreciation of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Total lease liabilities

$
As at February 28, 2023	226,289
Lease payments	(89,778)
Interest	11,783
Lease liability adjustment	(48,712)
Foreign exchange adjustment	17,337
As at February 29, 2024	116,919
Lease payments	(25,472)
Interest	6,548
97,995
Less: current portion of lease liability	(41,413)
As at August 31, 2024	56,582

The lease liabilities were discounted at a discount rate of 12%.

16

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

9. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

Year	$
Fiscal 2025	25,472
Fiscal 2026	51,443
Fiscal 2027	34,961

10. EXPLORATION AND EVALUATION ASSETS

	TLC Project	Nevada Option	Falchani Project	Macusani Project	Total
	$	$	$	$	$
Balance, February 29, 2023	34,833,511	-	98,889,911	16,534,354	150,257,776

Additions:
Acquisition costs	-	201,645	-	-	201,645
Balance, February 29, 2024 and August 31, 2024	34,833,511	201,645	98,889,911	16,534,354	150,459,421

TLC Lithium Project ("TLC Project") - Nevada, USA

In August 2018, the Company purchased a series of unpatented lode mining claims located in Nye County, Nevada, USA, from Nevada Alaska Mining Co., Inc. ("TLC Royalty Holder").

The Company made the following payments for the TLC Project during the year ended February 28, 2023:

  June 2022 - the Company paid cash of $4,083,681 to acquire certain privately held agricultural lands along with certain water rights, in the Big Smoky Valley, close to the Company's TLC Project.
  January 2023 - the Company issued 950,000 common shares of the Company at a fair value of $4,503,000 to buy back the remaining one percent (1%) gross overriding royalty on the Company's wholly owned TLC Project.
  January 2023 - the Company issued 200,000 common shares of the Company at a fair value of $946,000 to acquire eight lode mining claims located in Nye County, Nevada, contiguous to the TLC Project through the acquisition of Maran Ventures Ltd.

Option - Nevada, USA

In August 2023, the Company entered into an option and right-of-first refusal to purchase a property with certain water rights for $201,645, expiring in 3 years.

Falchani Lithium Project ("Falchani Project"), Macusani Uranium Project ("Macusani Project") - Puno, Peru

Following the acquisition in May 2021 of Plateau and its Peruvian subsidiary, Macusani SAC, the Company holds title, or has court injunctions preserving title, on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

17

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

10. EXPLORATION AND EVALUATION ASSETS (continued)

In June 2022, the Company entered into a mining rights transfer agreement to acquire additional concessions in Southern Peru, close to the Company's Falchani Project. The Company paid $517,130 and issued 2,250,000 common shares of the Company with a fair value of $4,635,000 to the vendor.

32 of the 174 Falchani Project and Macusani Project concessions now held by the Company's subsidiaries Macusani Yellowcake and Macusani Uranium, have been subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani Yellowcake's title to the 32 concessions invalid due to late receipt of the annual validity payment. On November 15, 2023, the Superior Court of Peru unanimously upheld the prior ruling of the lower court in favour of the Company in relation to those 32 concessions which clearly established that Macusani Yellowcake is the rightful owner of these concessions. On December 29, 2023, the Company announced that INGEMMET and MINEM have petitioned the Supreme Court in a final attempt to reverse the ruling. If the petition is successful, Macusani Yellowcake's title to the 32 concessions could be revoked. However, the Company believes that there are no grounds for the Supreme Court to assume jurisdiction and will continue to take all necessary actions, and pursue all available legal options, to defend its interests.

11. SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the six months ended August 31, 2024

The Company issued 3,614 common shares in connection with the exercise of 3,614 warrants for total proceeds of $10,842. As a result, the Company transferred $4,821 representing the carrying value of the exercised warrants from reserves to share capital. The remainder of the warrants expired unexercised.

In August 2024, the Company issued 225,000 common shares in connection with the vesting and conversion of 2,900,000 restricted share units at $0.76 per each common share for a total value of $171,000.

During the year ended February 29, 2024:

In February 2024, the Company issued 2,900,000 common shares in connection with the vesting and conversion of 2,900,000 restricted share units.

The Company issued 26,307 common shares in connection with the exercise of 26,307 warrants with a weighted average exercise price of $1.75 for total proceeds of $46,021. As a result, the Company transferred $33,706 representing the carrying value of the exercised warrants from reserves to share capital. The Company also issued 540,600 common shares in connection with the exercise of 540,600 stock options with a weighted average exercise price of $1.47 for total proceeds of $801,908. As a result, the Company transferred $561,349 representing the carrying value of the exercised options from reserves to share capital.

18

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

11. SHARE CAPITAL (continued)

Stock options

The Company has established an omnibus incentive plan (the "Incentive Plan") for directors, employees, and consultants, which provides for the grant of incentive stock options. Under the Incentive Plan, the exercise price of each option is determined by the Board, based upon the market price and subject to the policies of the Exchange. The aggregate number of shares issuable pursuant to options, and other securities granted under the Incentive Plan is limited to 10% of the Company's issued shares at the time of grant. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 28, 2023	11,979,216	2.47
Granted	75,000	2.73
Exercised	(540,600)	1.47
Forfeited	(465,000)	3.74
Cancelled/Expired	(159,850)	3.37
Balance, February 29, 2024	10,888,766	2.46
Expired/Forfeited	(241,750)	2.39
Balance, August 31, 2024	10,647,016	2.46

As at August 31, 2024, the following options were outstanding and exercisable:

Number of	Number of
options	options	Exercise price	Remaining
outstanding	exercisable	$	life (years)	Expiry date
200,000	200,000	0.25	0.43	04-Feb-25
1,729,167	1,729,167	1.28	1.05	17-Sep-25
51,515	51,515	1.03	1.27	09-Dec-25
5,758,334	5,758,334	2.17	1.78	10-Jun-26
1,323,000	1,323,000	3.63	2.46	16-Feb-27
250,000	250,000	1.91	2.84	04-Jul-27
150,000	150,000	2.14	3.09	04-Oct-27
1,185,000	1,185,000	4.85	3.42	02-Feb-28
10,647,016	10,647,016

During the three and six months ended August 31, 2024, the Company recorded share-based compensation reversal of $43,559 and $30,883 (August 31, 2023 - $860,661 and $2,056,111 expense) in relation to stock options.

During the six months ended August 31, 2024, there were no stock options granted (August 31, 2023 - 75,000).

19

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

11. SHARE CAPITAL (continued)

The weighted average fair value of stock options granted was $2.46 per stock option during the six months ended August 31, 2023. Weighted average assumptions used in the Black-Scholes option pricing model for stock options granted during the six months ended August 31, 2024 and 2023 were as follows:

	Six months ended
	August 31, 2024	August 31, 2023
Exercise price	-	2.73
Expected volatility	-	101.12%
Risk-free interest rate	-	3.76%
Forfeiture rate	-	2.61%
Expected life	-	5 years
Dividend yield	Nil	Nil

Restricted share units

The Incentive Plan also provides for the grant restricted share units ("RSUs") to directors, officers and employees. Upon vesting, at the Company's discretion, the holder of an RSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of RSUs granted under the Incentive Plan, as well as any other securities granted under the Incentive Plan, is limited to 10% of the Company's issued shares at the time of grant. The aggregate number of RSUs granted to any one recipient in a 12-month period is limited to 5% of the issued shares of the Company. As of August 31, 2024, all RSUs granted are equity settled and vest over a 2-year period.

The fair value of RSUs as at August 31, 2024, was $2.73 per RSU (August 31, 2023 - $2.71 per RSU).

During the three and six months ended August 31, 2024, the Company recorded share-based compensation of $1,398,448 and $2,944,122 respectively (three and six months ended August 31, 2023 - $2,772,307 and $5,624,851, respectively) in relation to the RSUs.

RSU transactions are summarized as follows:

Number of RSUs
Balance, February 28, 2023	5,695,000
Granted	75,000
Vested	(2,900,000)
Forfeited	(40,000)
Balance, February 29, 2024	2,830,000
Vested	(225,000)
Forfeited	(75,000)
Balance, August 31, 2024	2,530,000

20

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

11. SHARE CAPITAL (continued)

A summary of changes of RSUs outstanding is as follows:

Number of RSUs	Remaining life (years)	Vesting Date

150,000	0.09	October 4, 2024
2,380,000	0.42	February 2, 2025
2,530,000

Performance share units

The Incentive Plan also provides for the grant of performance share units ("PSUs") to directors, officers and employees. Upon vesting, at the Company's discretion, the holder of a PSU award can receive one common share or the equivalent cash payment based on the market price of the common share on settlement date. The aggregate number of PSUs granted under the Incentive Plan, as well as any other securities granted under the Incentive Plan, is limited to 10% of the Company's issued shares at the time of grant. The aggregate number of PSUs granted to any one recipient in a 12-month period is limited to 5% of the issued shares of the Company. As of August 31, 2024, all granted PSUs are equity settled.

In February 2023, the Company issued 2,000,000 PSUs to various directors, officers, employees, and consultants of the Company. These 2,000,000 PSUs will vest upon a change of control or disposition of a controlling interest in one of the Company's core assets. These PSUs were granted with a fair value of $9,440,000 which is being recorded over an estimated life of 5 years.

During the three and six months ended August 31, 2024, the Company recorded share-based compensation of $472,000 and $944,000 respectively (three and six months ended August 31, 2023 - $472,000 and $1,101,333 respectively) in relation to the PSUs

PSU transactions are summarized as follows:

Number of PSUs
Balance, February 28, 2023	2,000,000
Granted	-
Balance, February 29, 2024 and August 31, 2024	2,000,000

21

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

11. SHARE CAPITAL (continued)

Warrants

A summary of changes of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	$
Balance, February 28, 2023	25,909,296	3.18
Issued	10,150	3.00
Exercised	(26,307)	1.75
Expired	(5,791,893)	4.00
Balance, February 29, 2024	20,101,246	2.95
Exercised	(3,614)	3.00
Expired	(20,097,632)	2.98
Balance, August 31, 2024	-	-

12. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

	Three months ended		Six months ended
	August 31		August 31
	2024	2023	2024	2023
	$	$	$	$
Management fees	485,851	516,750	978,250	1,033,500
Share-based compensation	815,281	3,371,358	2,832,855	5,923,071
	1,301,132	3,888,108	3,811,105	6,956,571

As at August 31, 2024, the Company owed $70,841 (February 29, 2024 - $24,725) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses which are included in accounts payable and accrued liabilities.

Transactions with Surge, which is deemed to be a related party, have been disclosed in note 6.

These transactions were in the normal course of operations.

22

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

13. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long-term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders' equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company's investment policy is to invest its cash in low-risk investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company's management of capital during the six months ended August 31, 2024.

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, GICs, a short-term investment, amounts receivable, deposits, reclamation deposits, accounts payable and accrued liabilities and lease liabilities. As at August 31, 2024, the Company classifies its short-term investment as FVTPL and its remaining financial instruments at amortized cost. For financial instruments at amortized cost, their carrying values approximate their fair values because of their current nature. The carrying value of the Company's lease liability is measured at the present value of the discounted future cash flows.

The Company classifies financial instruments carried at fair value according to the following hierarchy based on the amount of observable inputs used to value the financial instrument:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data. The Company's Surge Warrants (short-term investment) are classified under Level 3.

The Company's financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, GICs and amounts receivable. The cash and cash equivalents and GICs are held at Canadian financial institutions and the Company considers the credit risk to be minimal. The Company's amounts receivable balance primarily consists of goods and sales taxes receivables from the Government of Canada.

23

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company's maximum exposure to credit risk is as follows:

	August 31	February 29
	2024	2024
	$	$
Cash and cash equivalents	5,726,605	11,889,416
Amounts receivable	38,465	616,042
	5,765,070	12,505,458

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they come due. The Company's financial liabilities are comprised of accounts payable and accrued liabilities. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Liquidity risk is assessed as low.

The following table summarizes the Company's outstanding financial liabilities.

	August 31	February 29
	2024	2024
	$	$
Accounts payable and accrued liabilities	1,383,790	2,174,324
Lease liabilities (note 9)	97,995	116,919
	1,481,785	2,291,243

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, reclamation deposits, and accounts payable and accrued liabilities that are denominated in a foreign currency. As at August 31, 2024, the Company had foreign currency net assets of $795,513 in United States dollars, amounting to $1,073,227. A 10% fluctuation in the foreign exchange rate of foreign currencies against the Canadian dollar would result in a foreign exchange gain/loss of approximately $107,322.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has cash and cash equivalents balances and term deposits with interest based on the prime rate. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Price Risk

Price risk is the risk that assets or liabilities carried at fair value or future cash flows of a financial instrument will fluctuate because of changes in market conditions.

24

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company's maximum exposure to price risk on its short-term investment is as follows:

	August 31	February 29
	2024	2024
	$	$
Level 3	2,081,020	4,451,480

During the three months ended August 31, 2024, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

15. SEGMENTED INFORMATION

The Company has one reportable segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information on the Company's non-current assets is as follows:

August 31, 2024	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	35,035,156	115,424,265	150,459,421
Investment in Surge	1,351,881	-	-	1,351,881
Other non-current assets	106,995	757,298	859,709	1,724,002
Total non-current assets	1,458,876	35,792,454	116,283,974	153,535,304

February 29, 2024	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	35,035,156	115,424,265	150,459,421
Investment in Surge	1,828,201	-	-	1,828,201
Other non-current assets	133,804	783,359	950,949	1,868,112
Total non-current assets	1,962,005	35,818,515	116,375,214	154,155,734

25

American Lithium Corp. Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended August 31, 2024 and 2023 (Expressed in Canadian Dollars – unaudited)

16. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the three months ended		For the six months ended
	August 31		August 31
	2024	2023	2024	2023
Supplemental cash-flow disclosure:	$	$	$	$
Interest received	204,096	543,894	230,974	856,560

Supplemental non-cash disclosure:
Reclassification of stock options exercised	-	-	-	561,349
Reclassification of warrants exercised	-	32,793	4,821	33,556

26